UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number  001-41666

CASI PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒   Form 40-F  ☐

CASI Pharmaceuticals Annouces Discontinuance of New York Litigation Proceeding and Demand for Arbitration with respect to Dispute with Acrotech

BEIJING, China – CASI Pharmaceuticals, Inc. (Nasdaq: CASI, the “Company”), a biopharmaceutical company specializing in the development and commercialization of innovative therapeutic and pharmaceutical products announced the recent developments on its dispute with Acrotech Biopharma Inc. (“Acrotech”). As the Company previously disclosed, Acrotech filed a complaint against the Company on March 4, 2025 in New York state court in New York County (the “Court”) in relation to Acrotech’s purported termination of certain License Agreement (the “License Agreement”), dated September 17, 2014, between Spectrum Pharmaceuticals, Inc. and the Company granting the exclusive rights to the Company to commercialize Evomela® in China, which was later assigned to Acrotech on March 1, 2019. Following the Court’s decisions on March 10, 2025 that denied Acrotech’s application for a temporary restraining order and granted the Company additional time to respond to Acrotech’s application for a preliminary injunction, the Company submitted its opposition to Acrotech’s preliminary injunction application on April 1, 2025. While the Court scheduled a hearing on April 10, 2025 regarding Acrotech’s preliminary injunction application and CASI’s opposition, Acrotech filed a Notice of Voluntary Discontinuance without Prejudice with the Court on April 7, 2025, voluntarily dismissing its complaint against the Company without prejudice.

Separately, on April 7, 2025, the International Centre for Dispute Resolution of the American Arbitration Association (the “AAA”) issued a letter acknowledging receipt of CASI’s Demand for Arbitration against Acrotech in relation to its purported termination of the License Agreement among other things. The AAA arbitration proceedings are in their initial stage.

The Company will continue to take all other necessary legal actions to assert and protect its legal rights. The Company cannot predict right now the final outcome of the arbitration proceedings or how the parties’ dispute would ultimately be resolved.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products in China, the United States, and throughout the world. The Company is focused on acquiring, developing, and commercializing products that augment its focus on hematology oncology therapeutics and therapeutics for organ transplant rejection and autoimmune disease, as well as other areas of unmet medical need. The Company intends to execute its plan to become a leader by launching medicines in the Greater China market, leveraging the Company’s China-based regulatory and commercial competencies and its global drug development expertise. The Company’s operations in China are conducted through its wholly owned subsidiary, CASI Pharmaceuticals (China) Co., Ltd., located in Beijing, China. More information on CASI is available at www.casipharmaceuticals.com.

Forward-Looking Statements

This 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided herein is as of the date of this 6-K, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASI Pharmaceuticals, Inc.

	By:	/s/ Wei-Wu He
	Name:	Wei-Wu He
	Title:	Chairman & CEO

Date: April 9, 2025